Exhibit (a)(2)

SUPPLEMENT TO ISSUER REPURCHASE NOTICE

TO HOLDERS OF

2.50% EXCHANGEABLE SENIOR DEBENTURES DUE 2029

ISSUED BY

HOST HOTELS & RESORTS, L. P.

CUSIP Number: 44107TAG1

The Issuer Repurchase Notice of Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”), dated as of September 14, 2015, is hereby amended and supplemented as follows:

The fifth sentence of the first paragraph on the cover page, the second sentence under the heading “How much will the Company pay and what is the form of payment?” on page 1, and the second sentence under the heading “2.2 Repurchase Price” on page 5 are hereby amended and restated as follows:

On October 15, 2015, the Company will pay interest of $6.25 per $1,000 principal amount of Debentures, which is the amount of accrued and unpaid interest on the Debentures from July 15, 2015 to October 14, 2015, to Holders of record on September 30, 2015, the record date.

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Dated: September 16, 2015